UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549






                                    FORM 11-K








[X] Annual report pursuant to Section 15(d) of the Securities and Exchange Act of 1934 (No Fee Required)

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              BE Aerospace, Inc. 1994 Employee Stock Purchase Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                     BE Aerospace, Inc.
                                     1400 Corporate Center Way
                                     Wellington, Florida  33414-2105

BE Aerospace, Inc.
1994 Employee Stock Purchase Plan

Financial Statements as of December 31, 2004 and 2003 and for the Fiscal Year Ended December 31, 2004, for the Ten-Month Transition Period Ended December 31, 2003 and for the Fiscal Year Ended February 28, 2003, and Report of
Independent Registered Public Accounting Firm

                                TABLE OF CONTENTS

                                                                           PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                       1

FINANCIAL STATEMENTS:

Statements of Net Assets Available For Benefits
  as of December 31, 2004 and 2003                                            2

Statements of Changes in Net Assets Available For Benefits
  Fiscal Year Ended December 31, 2004,
  Ten-Month Transition Period Ended December 31, 2003 and
  Fiscal Year Ended February 28, 2003                                         3

Notes to financial statements
  Fiscal Year Ended December 31, 2004,
  Ten-Month Transition Period Ended December 31, 2003 and
  Fiscal Year Ended February 28, 2003                                         4

Exhibit Index                                                                 6

Signature                                                                     7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Benefits Administrative Committee
BE Aerospace, Inc.
1994 Employee Stock Purchase Plan
Wellington, Florida

We have audited the accompanying statements of net assets available for benefits of BE Aerospace, Inc. 1994 Employee Stock Purchase Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the fiscal year ended December 31, 2004, for the ten-month transition period ended December 31, 2003, and for the fiscal year ended February 28, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of BE Aerospace, Inc. 1994 Employee Stock Purchase Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the fiscal year ended December 31, 2004, for the ten-month transition period ended December 31, 2003, and for the fiscal year ended February 28, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Costa Mesa, California
June 20, 2005

BE AEROSPACE, INC.
1994 EMPLOYEES STOCK PURCHASE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003


                                                     2004              2003
                                                --------------    -------------

Assets - cash and cash equivalents                $1,176,341        $589,694
Liabilities - stock subscribed                     1,174,933         588,867
                                                --------------    -------------
Net assets available for benefits                 $    1,408        $    827
                                                ==============    =============


See accompanying notes to financial statements.

BE AEROSPACE, INC.
1994 EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FISCAL YEAR ENDED DECEMBER 31, 2004,
TEN MONTH TRANSITION PERIOD ENDED DECEMBER 31, 2003 AND
FISCAL YEAR ENDED FEBRUARY 28, 2003



                                                                         Fiscal Year        Ten-Months        Fiscal Year
                                                                            Ended              Ended             Ended
                                                                        December 31,      December 31,       February 28,
                                                                            2004              2003               2003
                                                                      ----------------- ------------------ -----------------



Net assets available for benefits -
     Beginning of period                                                 $       827       $    10,878       $     1,274
Additions to net assets attributed to -
     Participant payroll deductions                                        2,260,875         1,412,419         1,498,503
Deductions from net assets attributed to -
     Purchase of BE Aerospace, Inc. common stock                          (2,260,294)       (1,422,470)       (1,488,899)
                                                                        --------------    --------------     ------------
Net assets available for benefits -
     End of period                                                       $     1,408       $       827       $    10,878
                                                                        =============     =============      ============


See accompanying notes to financial statements.

BE AEROSPACE, INC.
1994 EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS
FISCAL YEAR ENDED DECEMBER 31, 2004,
TEN-MONTH TRANSITION PERIOD ENDED DECEMBER 31, 2003, AND
FISCAL YEAR ENDED FEBRUARY 28, 2003

1.    GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Description of Plan--Effective August 11, 1994, BE Aerospace, Inc. (the "Company") adopted the BE Aerospace, Inc. 1994 Employee Stock Purchase Plan (the "Plan"), as amended and restated January 1, 1996. The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan Agreement for complete information.

      The Company is the Plan sponsor. All employees (participants) with a minimum of 90 days service, who generally complete a minimum of 20 hours of service per week, are eligible to participate. Under the Plan, contributions are made by participants who choose to contribute from 2% to 15% of their total gross pay.

      Common stock of the Company was purchased twice each year on approximately February 28 and August 31. In accordance with the Fourth Amendment to the Plan, effective with the option period beginning September 1, 2003, the Plan year changed to a calendar year basis. The option period beginning September 1, 2003 was a short option period and ended on December 31, 2003. All subsequent option periods run in six-month increments beginning January 1 and ending June 30 and beginning July 1 and ending December 31. The purchase price is 85% of the lesser of the fair value of either the first day or last day of each option period, which is approximately six months in length ending on each purchase date. Participants are allocated a pro rata share of stock consistent with the balance of the participant's account. The stock is then issued by the Plan transfer agent, Bank of New York, directly to the participant. Effective April 1, 2005, Equiserve became the Plan transfer agent. The maximum number of shares available for each option period to an individual is the largest whole number of shares which, when multiplied by the fair market value of the Company stock at the beginning of the option period, produces a dollar amount of $12,500 or less.

      Stock Subscribed--The Plan issues the stock to participants subsequent to the end of each option period but dated the last day of the option period. Therefore, a liability for stock purchased by the Plan but not yet distributed to the participants has been reflected as stock subscribed in the accompanying statements of net assets available for benefits as of December 31, 2004 and 2003. The Company stock is valued at its closing quoted market price.

      Stock purchased by the Plan for distribution to the participants for the fiscal year ended December 31, 2004, for the ten-month transition period ended December 31, 2003 and for the fiscal year ended February 28, 2003 was 418,905, 613,595, and 434,515 shares, respectively. Amounts representing fractional shares due to employees are carried forward to the following distribution period.

      Termination Benefits and Vesting--Upon termination of employment with the Company, a participant's participation in the Plan will cease and the participant is entitled to receive all contributions not yet used to acquire stock of the Company. Upon a participant's death, his or her beneficiary can elect to have all contributions used to acquire stock at the end of the option period.

      Cash and Cash Equivalents--Cash and cash equivalents consist of highly liquid investments purchased with original maturities of 90 days or less. The Plan's cash and cash equivalents are held in accounts owned by the Company and may not be fully insured by the Federal Deposit Insurance Corporation.

      Income Tax--The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code of 1986 and is, therefore, not subject to income taxes. Plan assets consist of cash not yet used to purchase common stock. Such cash remains an asset of the Company until each semiannual purchase date when the cash is used to sell shares to the employees.

      Administrative Expenses--Administrative expenses have been paid directly by the Company and, accordingly, are not reflected in the Plan's financial statements. There is no written agreement requiring the Company to pay these expenses, and the Company may elect to stop paying Plan expenses at any time.

2.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan. In the event of Plan termination, any unused contributions will be returned to the participants.

                                  EXHIBIT INDEX


EXHIBIT NO.           DOCUMENT

23.1                  Consent of Independent Registered Public Accounting Firm

                                    SIGNATURE



THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                   BE AEROSPACE, INC.
                                   1994 Employee Stock Purchase Plan




Date:  June 27, 2005              By:       /s/ Joseph A. Piegari
                                            ------------------------
                                            Joseph A. Piegari
                                            Plan Administrator



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